November 14, 2008

Mr. Jeff Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Re:	Crawford & Company
Form 10-K for the fiscal year ended December 31, 2007
Filed March 14, 2008
File No. 001-10356

Dear Mr. Riedler:

On behalf of Crawford & Company (“we” or the “Company”), we appreciate the letter dated November 3, 2008 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) (the “Comment Letter”) concerning the above-referenced annual report on Form 10-K (the “2007 Form 10-K”). Please find below responses to the comments issued by the Staff in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.

Item 3. Legal Proceedings

1. We note your disclosure on page 14 that a lawsuit has been filed in California by a former employee alleging violations of wage and hour laws. Please expand your disclosure in “Legal Proceedings” to describe this lawsuit, in accordance with Item 103 of Regulation S-K.

RESPONSE:

In the 2007 Form 10-K, the Company first included disclosure of a lawsuit filed in California by a former employee alleging violations of wage and hour laws. The disclosure was contained within the “Risk Factors” section of the 2007 Form 10-K, and more specifically within a risk factor relating to potential challenges regarding overtime pay and other regulations that may affect our relationship with our employees.

In accordance with Item 503(c) of Regulation S-K (“Regulation S-K”) promulgated under the Securities Act of 1933, the Company included in such risk factor disclosure a

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Mr. Jeff Riedler

United States Securities and Exchange Commission

November 14, 2008

discussion of the most “significant factors” which may affect the Company. At that time, the Company had determined that such potential challenges, generally, may pose a significant risk to the Company. The Company did not at that time determine that any one or more then-existing matters, without more, were significant or material to the Company. The disclosure in the 2007 Form 10-K indicated, with respect to such lawsuit, that “at the present time, we cannot assess the probability of an unfavorable verdict nor can we assess the potential damages in the event of an unfavorable verdict.” We disclosed this specific lawsuit in the risk factor because we believed it provided additional clarification regarding the types of employment claims that the Company faces, and may face, from time to time.

Item 103 of Regulation S-K requires certain disclosure with respect to any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the registrant or any of its subsidiaries is a party or of which any of their property is the subject. As described above, for the purposes of including any disclosure with respect to the above-referenced lawsuit in the 2007 Form 10-K or in any subsequent reports required to be filed pursuant to the Securities Exchange Act of 1934 pursuant to Item 103 of Regulation S-K, the Company did not determine that such lawsuit was, based upon the facts and information available to the Company at the relevant time, material. We agree that this lawsuit should have been referenced in the “Legal Proceedings” portion of our 2007 Form 10-K given that at the time, the case could have evolved into a certified class action lawsuit. However, prior to the filing of the Company’s current report on Form 10-Q for the quarter ended June 30, 2008, filed with the Commission on August 8, 2008 (the “Second Quarter Form 10-Q”), the Company settled such lawsuit for less than $15,000. As a result, the relevant risk factor contained in the Second Quarter Form 10-Q was revised to eliminate any reference to such lawsuit by way of example or otherwise.

For the foregoing reasons, the Company does not believe that the 2007 Form 10-K is required to be amended to address this issue. Nonetheless, the Company would undertake to include such a case in a future Form 10-K “Legal Proceedings” section should such a situation arise again.

Item 15. Exhibits and Financial Statement Schedules

Exhibit 13.1. Portions of the Registrant’s 2007 Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures about Market Risk

Derivative Instruments

2. We note your disclosure that you use interest rate swap agreements to manage the interest rate characteristics on a portion of your outstanding debt. We further note that you are

Mr. Jeff Riedler

United States Securities and Exchange Commission

November 14, 2008

exposed to counterparty credit risk for nonperformance and, in the event of nonperformance, to market risk for changes in interest rates. Please amend your Form 10-K to add a risk factor regarding the risks posed by your outstanding interest rate swap agreement.

RESPONSE:

As described in the 2007 Form 10-K, the Company manages its exposure to counterparty credit risk through minimum credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. Also as disclosed by the Company, the Company attempts to manage its exposure to counterparty credit risk primarily by selecting counterparties which meet certain credit and other financial standards. As a result of the foregoing and the limited and reducing extent to which the Company has exposure under its interest rate swap agreement, the Company had historically determined that any such risks did not rise to the level of materiality requiring disclosure pursuant to Item 503(c) of Regulation S-K.

However, in light of the recent macroeconomic events that have impacted the global financial and credit markets, the Company has re-evaluated this, and certain other risk factors to which the Company is known to be exposed, and has included the following risk factor relating to risks posed by its outstanding interest rate swap agreement in its current report on Form 10-Q for the quarter ended September 30, 2008, filed with the Commission on November 10, 2008.

We have engaged in hedging transactions and may engage in other hedging transactions which involve risks that could have a materially adverse effect on our financial condition or results of operations.

In May 2007, we entered into a three-year interest rate swap agreement that effectively converts the LIBOR-based portion of the interest rate on an initial notional amount of $175.0 million of the Company’s floating-rate debt to a fixed rate of 5.25% in order to reduce our interest rate risk and to manage interest expense. The notional amount of the swap is reduced over its three-year term to match the expected repayment of the Company’s outstanding debt and was $125.0 million at September 30, 2008. Developing an effective strategy for dealing with movements in interest rates is complex, and no strategy can completely insulate us from risks associated with such fluctuations. In addition, we are exposed to counterparty credit risk for nonperformance and, in the event of nonperformance, to market risk for changes in interest rates. Finally, our interest rate risk management activities could expose us to substantial losses if interest rates move materially differently from our expectations. As a result, our economic hedging activities may not effectively manage our interest rate sensitivity or have the desired beneficial impact on our financial condition or results of operations.

For the foregoing reasons, the Company does not believe that the 2007 Form 10-K is required to be amended to address this issue.

Mr. Jeff Riedler

United States Securities and Exchange Commission

November 14, 2008

Schedule 14A

Compensation Discussion and Analysis, page 9

3. We note your disclosure on page 12 that the annual incentive compensation for the CEO and the CFO are dependent upon the attainment of targeted pre-tax earnings growth. Please amend your Form 10-K to identify the 2007 pre-tax earnings growth target.

RESPONSE:

The parameters for the Company’s annual incentive compensation payments to the Company’s CEO, CFO and certain other executive officers are set by the Nominating/Corporate Governance/Compensation Committee (the “Compensation Committee”) of the Board of Directors of the Company in annual incentive bonus programs. Actual awards have had a discretionary component within such parameters. With respect to decisions regarding incentive compensation payable to the CEO for the Company’s performance in 2007, the Compensation Committee did consider growth in the Company’s pre-tax earnings along with several other factors. However, a specific pre-tax earnings target was not set for the CEO in 2007. The actual bonus payment awarded was at the full discretion of the Compensation Committee. For 2007, although a discretionary bonus payment was awarded to the CEO, he requested that the bonus be eliminated, and, as a result, no bonus amount was actually paid.

With respect to similar decisions regarding compensation payable to the Company’s CFO, a pre-tax earnings target was considered in setting the overall management bonus pool under which discretionary bonus amounts were paid to certain executive officers, including the CFO. Funding for the management bonus pool had two components: a base component based on the lesser of 1.5% of actual or threshold pretax income and a growth component based on the Company achieving growth in pretax income over threshold pretax income. If targeted earnings growth was achieved, the growth component equaled 5.22% of pretax income. If earnings growth was less than targeted growth, the growth component was prorated based on the ratio of actual growth achieved to the target. If there was no earnings growth, the growth component was zero. For 2007, actual pretax income was $21,512,000, threshold pretax income was $25,000,000 and target pretax income was $50,000,000, resulting in funding of $322,680 for the base portion of the pool. The growth component of the pool was zero because actual pretax income of $21,512,000 was less than threshold pretax income of $25,000,000. Thus the total management bonus pool was $322,680. The portion of the management bonus pool awarded to the CFO was at the discretion of the CEO, and was $40,000.

Because of the discretion allowed in the payment of annual incentive compensation to the CEO and CFO, we did not believe that such information was material to the compensation analysis for 2007, and the Company does not believe that the 2007 Form 10-K is required to be amended to address this issue. Notwithstanding this, however, we undertake to disclose any such pre-tax earnings growth targets in future filings as they relate to compensation matters.

Mr. Jeff Riedler

United States Securities and Exchange Commission

November 14, 2008

******

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the Staff expedite its review of this matter. Please call me at (404) 300-1051 at your earliest convenience to discuss any further comments or to indicate that the responses set forth in this letter are satisfactory to the Staff.

Sincerely,

/s/ W. Bruce Swain
W. Bruce Swain
Executive Vice President and Chief Financial Officer

cc:	Jeffrey T. Bowman, President and Chief Executive Officer, Crawford & Company
Allen W. Nelson, Executive Vice President – General Counsel, Crawford & Company
W. Forrest Bell, Vice President and Corporate Controller, Crawford & Company
Audit Committee, Crawford & Company

bcc:	Jones Day
Ernst & Young, LLP